Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the proxy statement/prospectus dated March 12, 2024 (as supplemented to date, the “Proxy Statement/Prospectus”) filed by Logistic Properties of the Americas with the Securities and Exchange Commission (the “SEC”) as part of its filing pursuant to Rule 424(b)(3) (Registration No. 333-275972).

Introduction

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what Pubco’s financial condition or results of operations would have been had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Pubco. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes.

The historical financial information of TWOA was derived from the unaudited financial statements as of and for the nine months ended September 30, 2023 and audited financial statements for the year ended December 31, 2022 included elsewhere in the Proxy Statement/Prospectus. The historical financial information of LLP was derived from the unaudited financial statements as of and for the nine months ended September 30, 2023 and audited financial statements for the year ended December 31, 2022 included elsewhere in the Proxy Statement/Prospectus. The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with LLP’s and TWOA’s audited and unaudited financial statements and related notes thereto, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LLP,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TWOA” and other financial information included in the Proxy Statement/Prospectus.

Description of the Business Combination and the PIPE Investment

On August 15, 2023, TWOA entered into the Business Combination Agreement with LLP and, by a joinder agreement, each of Pubco, SPAC Merger Sub and Company Merger Sub, pursuant to which, TWOA subsequently merged with LLP on March 27, 2024, with the steps of the Business Combination described at a combined enterprise value of approximately $580.0 million. The cash components of the transaction were funded by TWOA’s available cash in trust of $1.1 million as of March 27, 2024 and the PIPE financing (of which $15 million was committed as of February 16, 2024).

Pursuant to the Business Combination Agreement, SPAC Merger Sub merged with and into TWOA, with TWOA continuing as the surviving company, and, in connection therewith, each issued and outstanding security of TWOA immediately upon the effective time of the Mergers was no longer outstanding and was automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco. Additionally, Company Merger Sub merged with and into LLP, with LLP continuing as the surviving company, and in connection therewith, the LLP shares issued and outstanding immediately prior to the Effective Time were canceled in exchange for the right of the holders thereof to receive Pubco Ordinary Shares; and as a result of the Mergers, TWOA and LLP each became wholly-owned subsidiaries of Pubco, and the Pubco Ordinary Shares were listed on the NYSE.

On February 16, 2024, TWOA entered into the Subscription Agreement with the Subscriber to purchase 1,500,000 PIPE Shares at a price of $10.00 per share, for an aggregate purchase price of $15,000,000, in the PIPE Investment, which was received by TWOA at the effective time of the Mergers. The per share price of the PIPE Investment was less than the $10.70 per Public Share in the Trust Account as of March 27, 2024. The Subscriber has no affiliation with TWOA, the Sponsor or affiliates, or LLP, its officers, directors or affiliates. The consummation of the transactions contemplated by the Subscription Agreement was conditioned on the concurrent Closing and other customary closing conditions. The Subscriber was granted certain customary resale registration rights in the Subscription Agreement.

Extension Amendments

On March 31, 2023, TWOA held its First Extension Meeting, at which its shareholders approved, among others, a proposal to extend the date TWOA would be required to consummate a business combination from April 1, 2023 to January 1, 2024 (or such earlier date as determined by the TWOA Board). On December 29, 2023, TWOA held its Second Extension Meeting, at which its shareholders approved, among others, a proposal to extend the date TWOA would be required to consummate a business combination from January 1, 2024 to July 1, 2024 (or such earlier date as determined by the TWOA Board).

In connection with the First Extension Meeting and the Second Extension Meeting, TWOA’s Public Shareholders holding an aggregate of 16,437,487 and 808,683 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account, respectively.

Capitalization

The following summarizes the consideration based on LLP’s capitalization table:

Shares transferred at Closing(1)(2)	26,312,000
Value per share(2)	$10.87
Total value of share consideration at Closing per Business Combination Agreement	$286,000,000

(1)	Reflects the total share consideration transferred for the equity value of LLP at March 27, 2024.

(2)	On June 25, 2015, LLP entered into an agreement with Latam Logistic Investments, LLC (“LLI”) pursuant to which LLP made a loan to LLI secured by shares of LLP held by LLI. Following several increases and extensions, the loan’s final maturity date was December 31, 2023, at which time the principal amount outstanding was $6,950,000. The loan was not paid when due and foreclosure proceedings were begun. On March 12, 2024, LLI entered into an assignment agreement with LLP, pursuant to which LLI unconditionally and irrevocably assigned in favor of LLP the right to receive 2,288,000 Pubco Ordinary Shares as a result of the Company Merger and the Business Combination Agreement (the “LLI Assigned Shares”). Pursuant to the assignment agreement, LLP agreed to waive its right to receive the LLI Assigned Shares. As a result of the waiver by LLP, Pubco will not issue the LLI Assigned Shares at all.

Pursuant to TWOA’s existing charter, TWOA’s Public Shareholders were offered the opportunity to redeem, upon closing of the Business Combination, TWOA Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the actual redemptions of 4,087,517 shares of TWOA Class A Ordinary Shares at $10.80 per share.

The following table summarizes the pro forma ordinary shares outstanding upon Closing:

	Shares	%
Total Founder Shares(1)(2)	3,793,934	12.0%
SPAC Public Shareholders	103,813	0.3%
PIPE Shareholders	1,500,000	4.7%
LLP Shareholders(3)(4)	26,312,000	83.0%
Pro Forma Ordinary Shares at September 30, 2023	31,709,747	100%

(1)	Reflects 1,200,000 Founder Shares surrendered by the Sponsor pursuant to the Sponsor Letter Agreement, as the SPAC Cash is not greater than $25.0 million. Of the 1,200,000 shares, 1,071,918 shares are surrendered by the Sponsor and 128,082 shares are surrendered by the Original Sponsor.
(2)	Reflects 365,441 Founder Shares forfeited by the Original Sponsor pursuant to the Non-Redemption Agreement – Share Forfeiture Letter.
(3)	Reflects the actual number of shares received at Closing by existing LLP equity holders.
(4)

On June 25, 2015, LLP entered into an agreement with Latam Logistic Investments, LLC (“LLI”) pursuant to which LLP made a loan to LLI secured by shares of LLP held by LLI. Following several increases and extensions, the loan’s final maturity date was December 31, 2023, at which time the principal amount outstanding was $6,950,000. The loan was not paid when due and foreclosure proceedings were begun. On March 12, 2024, LLI entered into an assignment agreement with LLP, pursuant to which LLI unconditionally and irrevocably assigned in favor of LLP the right to receive 2,288,000 Pubco Ordinary Shares as a result of the Company Merger and the Business Combination Agreement (the “LLI Assigned Shares”). Pursuant to the assignment agreement, LLP agreed to waive its right to receive the LLI Assigned Shares. As a result of the waiver by LLP, Pubco will not issue the LLI Assigned Shares at all.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS

For the Nine Months Ended September 30, 2023

(USD in thousands except for share and per share data)

	For the Nine months ended September 30, 2023					For the Nine months ended September 30, 2023
	Latam Logistic Properties, S.A. (Historical) -Dollars	TWO (Historical) - Dollars	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
Revenues
Rental revenue	$27,793	$-	$-	$-		$27,793
Other	75	-	-	-		75
Total Revenues	27,868	-	-	-		27,868
Investment property operating expense	(4,032)	-	-	-		(4,032)
General and administrative	(4,834)	(1,997)	(4,849)	90	BB	(12,507)
				(387)	EE
				(530)	FF
Administrative expenses - related party	-	(90)	90	-		-
Investment property valuation gain	21,689	-	-	-		21,689
Interest income from affiliates	474	-	-	-		474
Financing Cost	(23,284)	-	-	-		(23,284)
Net foreign currency gain (loss)	243	-	-	-		243
Gain on sale of asset held for sale	1,023	-	-	-		1,023
Other income	131	-	-	-		131
Loss on sale of investment properties	-	-	-	-		-
Other expense	(3,484)	-	4,759	-		1,275
Income from investments held in Trust Account	-	3,538	-	(3,538)	JJ	-
Net profit before taxes	15,794	1,451	-	(4,365)		12,880
Income tax expense	(6,633)	-	-	-	KK	(6,633)
Profit for the year	9,161	1,451	-	(4,365)		6,247
Profit for the year attributable to Non controlling interest	4,201	-	-	-		4,201
Profit for the year attributable to owner of the group	$4,960	$1,451	$-	$(4,365)		$2,046
Pro forma weighted average common shares outstanding – basic	168,142,740					31,827,580
Pro forma net loss per share – basic	$0.03					$0.06
Pro forma weighted average common shares outstanding – diluted	168,142,740					32,027,421
Pro forma net loss per share – diluted	$0.03					$0.06
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted		10,418,965
Basic and diluted net income (loss) per share, Class A ordinary shares subject to possible redemption		$0.09
Weighted average shares outstanding of Class B non-redeemable ordinary shares, basic and diluted		5,359,375
Basic and diluted net income (loss) per share, Class B non-redeemable ordinary shares		$0.09

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS

For the Year Ended December 31, 2022

(USD in thousands except for share and per share data )

	For the year ended December 31, 2022					For the year ended December 31, 2022
	Latam Logistic Properties, S.A. (Historical) -Dollars	TWO (Historical) - Dollars	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
Revenues
Rental revenue	$31,891	$-	$-	$-		$31,891
Other	93	-	-	-		93
Total Revenues	31,984	-	-	-		31,984
Investment property operating expense	(5,407)	-	-	-		(5,407)
General and administrative	(4,609)	(1,238)	(120)	(12,026)	AA	(21,195)
			-	120	BB
				(220)	CC
				(1,262)	DD
				(1,134)	EE
				(706)	FF
Administrative expenses - related party	-	(120)	120	-		-
Investment property valuation gain	3,526	-	-	-		3,526
Interest income from affiliates	561	-	-	-		561
Financing Cost	(11,767)	-	-	-		(11,767)
Net foreign currency gain (loss)	300	-	-	-		300
Gain on sale of asset held for sale	-	-	-	-		-
Other income	100	-	-	1,218	GG	1,318

Loss on sale of investment properties	(398)	-	-	-		(398)
Other expense	(612)	-	-	(39,236)	HH	(39,848)
Income from investments held in Trust Account	-	2,855	-	(2,855)	JJ	-
Net profit before taxes	13,678	1,497	-	(56,101)		(40,926)
Income tax expense	(2,237)	-	-	-	KK	(2,237)
Profit for the year	11,441	1,497	-	(56,101)		(43,163)
Profit for the year attributable to Non controlling interest	3,412	-	-	-		3,412
Profit for the year attributable to owner of the group	$8,029	$1,497	$-	$(56,101)		$(46,575)
Pro forma weighted average common shares outstanding – basic and diluted	168,142,740					31,827,580
Pro forma net loss per share – basic and diluted	$0.05					$(1.46)
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted		22,062,805
Basic and diluted net income (loss) per share, Class A ordinary shares subject to possible redemption		$0.05
Weighted average shares outstanding of Class B non-redeemable ordinary shares, basic and diluted		5,359,375
Basic and diluted net income (loss) per share, Class B non-redeemable ordinary shares		$0.05

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2023

(USD in Thousands )

	As of September 30, 2023					As of September 30, 2023
	Latam Logistic Properties, S.A. (Historical) -Dollars	TWO (Historical) - Dollars	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$11,658	$42	$-	$43,961	B	$17,133
				15,000	C
			-	(7,307)	E
				(220)	F
				(620)	G
				(1,238)	H
				(44,143)	I
Lease and other receivables, net	2,988	-	-	-		2,988
Due from affiliates	9,273	-	-	(9,273)	J	-
Asset held for sale	17,802	-	-	-		17,802
Other current assets	3,003	140	-	-		3,143
Prepaid construction	1,751	-	-	-		1,751
Total Current assets	46,475	182	-	(3,840)		42,817
Non current assets
Investment properties	494,918	-	-	-		494,918
Tenant notes receivables - long term, net	6,202	-	-	-		6,202
Restricted cash equivalent	1,303	-	-	-		1,303
Property and equipment, net	368	-	-	-		368
Deferred tax asset	162	-	-	-		162
Other non-current assets	4,930	-	-	-		4,930
Marketable securities held in Trust Account	-	52,567	-	(8,606)	A	-
				(43,961)	B
Total Non current assets	507,883	52,567	-	(52,567)		507,883
Total Assets	$554,358	$52,749	$-	$(56,407)		$550,700
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	9,827	1,238	-	(1,238)	H	14,546
			-	4,719	E
Note payable-related party	-	1,218	-	(1,218)	D	-
Income tax payable	665	-	-	-		665
Long term debt - current portion	10,543	-	-	-		10,543
Retainage payable	1,656	-	-	-		1,656
Liabilities related to Asset held for sale	8,345	-	-	-		8,345
Other current liabilities	667	-	-	-		667
Common stock subject to possible redemptions	-	-	52,467	(8,606)	A	-
				(43,861)	K
Total Current liabilities	31,703	2,456	52,467	(50,204)		36,422
Non Current liabilities
Long term debt	224,145	-	-	-		224,145
Deferred tax liability	40,073	-	-	-		40,073
Security deposits	1,790	-	-	-		1,790
Other non-current liabilities	3,164	-	-	-		3,164
Total Non Current liabilities	269,172	-	-	-		269,172
Total Liabilities	$300,875	$2,456	$52,467	$(50,204)		$305,594
Ordinary shares subject to possible redemption
Class A ordinary shares subject to possible redemption	-	52,467	(52,467)	-		-
Total Ordinary shares subject to possible redemption	-	52,467	(52,467)	-		-
EQUITY (SHAREHOLDER’S DEFICIT)
Shareholder’s equity
Common share	-	-	-	3	M	3
Class A ordinary shares	-	-	-	-		-
Class B ordinary shares	-	1	-	(1)	L	-
Common share capital	168,143	-	-	(168,143)	M	-
Share premium	-	-	-	1	L	212,507
				15,000	C
				(9,273)	J
			-	43,861	K
			-	168,140	M
				641	G
			-	(957)	N
			-	39,236	O
				(44,142)	I
Retained earnings	69,699	-	-	(12,026)	E	16,955
			-	(39,236)	O
				(220)	F
				(1,262)	G
Accumulated deficit	-	(2,175)	-	1,218	D	-
				957	N
Foreign currency translation reserve	(19,790)	-	-	-		(19,790)
Total Shareholder’s equity	218,052	(2,174)	-	(6,203)		209,675
Non-controlling interest
Non - controlling interest	35,431	-	-	-		35,431
Total Non-controlling interest	35,431	-	-	-		35,431
Total Equity (shareholder’s deficit)	253,483	(2,174)	-	(6,203)		245,106
Total Liability and Equity	$554,358	$52,749	$-	$(56,407)		$550,700

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Pro Forma Presentation

As described in the section entitled “Anticipated Accounting Treatment” of the Proxy Statement/Prospectus, the Business Combination is accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, while TWOA is the legal acquirer, it is treated as the “acquired” company, while LLP is the “acquirer” for accounting and financial reporting purposes. TWOA does not meet the definition of a “business” pursuant to IFRS 3, Business Combinations, and thus, the Business Combination is treated as a capital reorganization for accounting purposes. Accordingly, the Business Combination is treated as the equivalent of LLP issuing shares for the net assets of TWOA, with the fair value of the shares, in excess of the net assets of TWOA, being accounted for as a stock exchange listing expense recorded to stock-based compensation under IFRS 2 Share-Based Payment. The net assets of TWOA are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of LLP.

LLP was determined to be the accounting acquirer primarily based on the evaluation of the following facts and circumstances:

●	LLP’s existing shareholders have the greatest voting interest in Pubco with 83.0% voting interest;
●	LLP’s existing shareholders have the ability to control decisions regarding election and removal of directors and officers of Pubco’s executive board of directors;
●	LLP’s existing senior management team comprises the senior management of Pubco;
●	LLP comprises the ongoing operations of Pubco;
●	From an employee base and business operation standpoint, LLP is the larger entity in terms of relative size.

Other factors were considered but they would not change the preponderance of factors indicating that LLP was the accounting acquirer. The Business Combination, which is not within the scope of IFRS 3, Business Combinations, since TWOA does not meet the definition of a business in accordance with IFRS 3, Business Combinations, is accounted for within the scope of IFRS 2, Share-based Payment. Any excess of fair value of Pubco Ordinary Shares issued over the fair value of TWOA’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The unaudited pro forma condensed combined statement of financial position as of September 30, 2023 assumes that the Business Combination occurred on September 30, 2023. The unaudited pro forma condensed combined statement of profit and loss for the nine months ended September 30, 2023 and for the year ended December 31, 2022 present pro forma effect to the Business Combination as if it had been completed on January 1, 2022.

The unaudited pro forma condensed combined financial statements and related notes have been prepared using, and should be read in conjunction with, the following:

●	TWOA’s unaudited condensed financial statements as of and for the nine months ended September 30, 2023 and the related notes, included elsewhere in the Proxy Statement/Prospectus;
●	LLP’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2023 and the related notes, included elsewhere in the Proxy Statement/Prospectus;
●	TWOA’s audited financial statements for the year ended December 31, 2022 and the related notes, included elsewhere in the Proxy Statement/Prospectus;
●	LLP’s audited consolidated financial statements for the year ended December 31, 2022 and the related notes, included elsewhere in the Proxy Statement/Prospectus; and
●	The disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LLP,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TWOA” and other financial information included elsewhere in the Proxy Statement/Prospectus.

The historical financial statements of LLP have been prepared in accordance with IFRS as issued by the IASB. The historical financial statements of TWOA have been prepared in accordance with US GAAP. The financial statements of TWOA have been converted to IFRS for the purposes of presentation in the unaudited pro forma condensed combined financial information.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. LLP’s management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

2.	IFRS Policy and Presentation Alignment

The historical financial information of TWOA has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert TWOA’s financial statements from US GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify TWOA’s Class A Ordinary Shares subject to possible redemption to current financial liabilities under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”), as TWOA’s shareholders have the right to redeem their TWOA Public Shares and TWOA has the irrevocable obligation to deliver cash or another financial instrument for such redemption.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align TWOA’s historical financial information in accordance with the presentation of LLP’s historical financial information, including transaction costs and related party administrative expenses.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The Company has reflected pro forma adjustments related to the accounting for the transaction (“Transaction Accounting Adjustments”).

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Pubco filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted profit (loss) per share amounts presented in the unaudited pro forma condensed combined statements of profit or loss are based upon the number of Pubco Ordinary Shares outstanding at the close of the transaction, assuming the Business Combination occurred on January 1, 2022.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2023 are as follows:

A.	Reflects the redemption of 808,683 Class A Ordinary Shares for aggregate redemption payments of $8.6 million at a redemption price of approximately $10.64 per share relating to the Second Extension Meeting.

B.	Represents the reclassification of the remaining $44.0 million of cash and cash equivalents held in the Trust Account at the balance sheet date that became available to fund the Business Combination.

C.	Reflects the net proceeds from the private placement of 1,500,000 TWOA Class A Ordinary Shares at $10.00 per share issued pursuant to the PIPE Investment.

D.	Reflects the concession of the Sponsor Loan upon the consummation of the Business Combination. Refer to statement of operations adjustment (GG).

E.	Represents total transaction costs inclusive of advisory, banking, printing, legal and accounting fees that are expensed of $17.8 million as a part of the Business Combination, as they are listing costs under IAS 32, Financial Instruments: Presentation. Of the total incurred transaction costs through September 30, 2023 of $5.7 million, $3.4 million was accrued by LLP and TWOA. This amount has been reflected as a reduction to the related accrued liability balances. Additionally, $8.1 million is being deferred at Closing, which is being reflected as an increase to accrued liabilities.

F.	Represents the extension fees paid to extend the date by which TWOA was required to consummate a business combination from January 1, 2024 to July 1, 2024. These costs are a nonrecurring item.

G.	Reflects a non-recurring compensation charge of $1.3 million for cash bonuses and equity settled restricted stock units provided to certain existing LLP executives and directors as a result of the Business Combination. These compensation charges are reflected as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. Refer to statement of operations adjustment (DD).

H.	Reflects the settlement of existing TWOA liabilities upon the consummation of the Business Combination.

I.	Reflects the actual redemptions of 4,087,517 Class A Ordinary Shares for aggregate redemption payments of $44.1 million allocated to TWOA Ordinary Shares and share premium with a par value of $0.0001 per share at a redemption price of $10.80 per share.

J.	Reflects the deemed settlement of the affiliate loan at Closing in exchange for the assignment of the collateral (the affiliate’s approximate 8% share of LLP) to LLP via the Right of Assignment and LLP’s immediate assignment to the affiliate’s right to approximately 2.3 million Pubco shares to LLP which LLP concurrently waived its rights to. The assignment and the waiver have the same effect of LLP reacquiring and retiring the 8% LLP shares at Closing.

K.	Reflects the reclassification of 4,191,330 of TWOA’s Class A Ordinary Shares redeemed for Pubco Ordinary Shares with a par value of $0.0001 per share and share premium.

L.	Reflects the conversion of all Retained Founder Shares in TWOA (Class B Ordinary Shares) to Class A Ordinary Shares, and then further into Pubco Ordinary Shares upon the Closing of the Business Combination.

M.	Reflects the recapitalization of shares held by LLP shareholders into the Pubco Ordinary Shares.

N.	Reflects the elimination of TWOA’s historical accumulated deficit.

O.	Represents the expense recognized, in accordance with IFRS 2, Share-based Payment, for the excess of the fair value of LLP shares issued and the fair value of TWOA’s identifiable net assets at the date of the Business Combination, resulting in a $39.2 million decrease to retained earnings. The fair value of shares issued was estimated based on a market price of $10.70 per share of TWOA at Closing.

The listing expense under IFRS 2, Share-based Payment, which is a non-cash and non-recurring expense, is summarized below:

	Fair value per share (1)	Shares	Amount
Fair value of SPAC Public Shareholders (A)	$10.70	103,813	$1,110,799
Fair value of Sponsor shares (B)	$10.70	3,793,934	$40,595,094
I. Deemed fair value of shares issued by Pubco to TWOA’s shareholders (A+B)			$41,705,893
SPAC net assets as of September 30, 2023			50,292,776
Less: Transaction cost of TWOA			(3,680,191)
Less: Payment for share redemptions			(44,142,847)
II. Adjusted pro forma net assets of TWOA			$2,469,738
Difference - IFRS 2 charge for listing services (I-II)			$39,236,155

(1)	The above table represents the estimated fair value per share of Pubco Ordinary Shares issued to the TWOA stockholders, using the quoted market price per TWOA share as of March 27, 2024, the date of the Closing. As LLP is a private entity, the quoted market price of TWOA’s shares is the most reliable basis for determining the fair value of LLP shares issued.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Profit or Loss

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of profit or loss for the nine months ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

AA.	Reflects the total transaction costs that were incurred and recorded as an expense in relation to the Business Combination. Transaction costs are reflected as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of profit or loss. These costs are being expensed as they relate to listing expenses of existing equity, rather than the incremental costs that are directly attributable to issuing new equity, under IAS 32. Refer to condensed consolidated statement of financial position adjustment (E). These costs are a nonrecurring item.

BB.	Represents pro forma adjustment to eliminate historical expenses related to TWOA’s office space, secretarial and administrative services. Pursuant to the Administrative Services Agreement, the services were terminated upon the consummation of the Business Combination.

CC.	Represents the extension fees paid to extend the date by which TWOA was required to consummate a business combination from January 1, 2024 to July 1, 2024. These costs are a nonrecurring item.

DD.	Reflects a non-recurring one-time compensation charge of $1.3 million for cash bonuses and equity settled restricted stock units provided to certain existing LLP executives and directors as a result of the Business Combination. These compensation charges are reflected as if incurred on January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. Refer to statement of balance sheet adjustment (G).

EE.	Reflects stock-based compensation expense related to grants of equity settled restricted stock units with a graded vesting based only on service provided to certain executives and directors of Pubco as part of a new compensation package effective at the time of the Business Combination. The compensation charge is reflected as if the restricted stock units were granted as of January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. The estimated grant date fair value of the restricted stock units is based on a market price of $10.70 per share of TWOA (as of the date of the Closing) and the compensation cost is recognized based on graded vesting over a vesting period of three years.

FF.	Reflects stock-based compensation expense related to a one-time grant of equity settled restricted stock units with a cliff vesting based only on service provided to certain LLP executives as a result of the Business Combination. The compensation charge is reflected as if the restricted stock units were granted as of January 1, 2022, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. The estimated grant date fair value of the restricted stock units is based on a market price of $10.70 per share of TWOA (as of the date of the Closing) and the compensation cost is recognized based on a straight-line basis over a vesting period of three years.
GG.	Reflects the gain on forgiveness of the Sponsor Loan upon Closing. Refer to statement of balance sheet adjustment (D).
HH.	Represents the expense recognized of $39.2 million, in accordance with IFRS 2, Share-based Payment, for the difference between the fair value of LLP shares issued and the fair value of TWOA’s identifiable net assets, as described in (O). The fair value of shares issued was estimated based on a market price of $10.70 per share of TWOA (as of the date of the Business Combination). These costs are a nonrecurring item.

JJ.	Reflects the elimination of interest earned on marketable securities held in TWOA’s trust account.

KK.	Reflects the estimated income tax impact related to the pro forma adjustments. Tax-related adjustments are based upon the statutory tax rate in the jurisdiction in which the adjustment was or will be incurred. There was no income tax (expense) benefit associated with the transaction accounting adjustments due to the following:

1)	Adjustments related to the elimination of historical expenses and income of TWOA were not taxed since TWOA is a Cayman Islands based entity and therefore there were no income taxes reflected in their historical financial statements.
2)	Transaction costs incurred in the Business Combination and compensation costs (refer to DD, EE, FF and HH above) were not taxed since these expenses represent nonrecurring costs of Pubco, a Cayman Islands exempted company.

4.	Pro Forma Net Profit (Loss) Per Share Information

Pro forma net profit (loss) per share information is based upon the total number of shares outstanding at the close of the Business Combination. As the Business Combination is being reflected as if it had occurred at January 1, 2022 for the unaudited pro forma condensed combined statements of profit or loss, the calculation of weighted average shares outstanding for basic and diluted net profit (loss) per share assumes that the shares issued relating to the Business Combination have been outstanding for the entirety of the periods presented.

The unaudited pro forma condensed combined financial information has been prepared using actual redemption into cash of TWOA’s Class A Ordinary Shares for the nine months ended September 30, 2023 and for the year ended December 31, 2022:

(USD in thousands, except share data)	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Pro forma net profit (loss) attributable to the Group	$2,046	$(46,575)
Pro forma weighted average ordinary shares outstanding – basic	31,827,580	31,827,580
Pro forma net profit (loss) per share attributable to ordinary shareholders – basic	$0.06	$(1.46)
Pro forma weighted average ordinary shares outstanding – diluted(1)(2)	32,027,421	31,827,580
Pro forma net profit (loss) per share attributable to ordinary shareholders – diluted	$0.06	$(1.46)

(1)	The RSUs explained in the transaction adjustments are factored into the calculation for diluted shares.
(2)	There are no dilutive securities for the year ended December 31, 2022, as there is a pro forma net loss for the period.